      As filed with the Securities and Exchange Commission on April 6, 1999

                                                              File Nos. 33-62470
                                                                        811-7704

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  FORM N-18f-1

                NOTIFICATION OF ELECTION TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940


                              SCHWAB CAPITAL TRUST
 -----------------------------------------------------------------------------
                           (Exact Name of Registrant)


                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment companies hereby notify the Securities and Exchange Commission that they elect to commit themselves to pay in cash all redemptions by shareholders of record subject to the limits set forth in Rule 18f-1 under the Investment Company Act of 1940 with respect to those series of the Registrant that commenced operations prior to August 15, 1996, Schwab International Index Fund(R), Schwab Small-Cap Index Fund(R), Schwab MarketTrack(TM) Growth Portfolio (formerly Schwab Asset Director High Growth
Fund), Schwab MarketTrack Balanced Portfolio (formerly Schwab Asset Director Balanced Growth Fund) Schwab MarketTrack Conservative Portfolio (Schwab Asset Director Conservative Growth Fund), Schwab S&P 500 Fund, and Schwab Analytics(R) Fund, as of April 6, 1998, Schwab MarketTrack All Equity Portfolio (formerly Schwab Asset Director Aggressive Growth Fund), as of January 29, 1999, Institutional Select S&P 500 Fund, Institutional Select Large-Cap Value Index Fund, Institutional Select Small-Cap Value Index Fund and the following series:
Schwab Total Stock Market Index Fund. It is understood that this election is irrevocable to all such series of the Registrant (but is inapplicable to any other series of the Registrant unless a future election is made for such other series of the Registrant prior to the date such other series commences operations) while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on the 2nd day of April, 1999.

                                        SCHWAB CAPITAL TRUST

                                        By:  /s/ William J. Klipp
                                             -------------------------------
                                             William J. Klipp
                                             Executive Vice President
                                             and Chief Operating Officer

Attest:  /s/ Frances Cole
         -------------------
         Frances Cole
         Secretary